UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Kestrel Energy, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   492545 10 8
                                 (CUSIP Number)

                              S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202
                                (303) 892-9400 (Name, Address and Telephone
                Number of Person
              Authorized to Receive Notices and Communications)

                                  June 28, 2004
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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CUSIP No. 492545 10 8                                     Kestrel Energy, Inc.

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Nieuport Pty Ltd

2) Check the Appropriate Box if a Member of a Group*

      (a) [ ]
      (b) [ ]

3) SEC USE ONLY

4)    Source of Funds

      WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)    Citizenship or Place of Organization

      Australia

Number of Shares        7)  Sole Voting Power          1,005,000
Beneficially Owned      8)  Shared Voting Power                0
By Each Reporting       9)  Sole Dispositive Power     1,005,000
Person With            10)  Shared Dispositive Power           0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,005,000

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [  ]

13)   Percent of Class Represented by Amount in Row (11)

      9.9%

14)   Type of Reporting Person

      CO

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                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                NIEUPORT PTY LTD


Item 1      Security and Issuer

            No Par Value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401

Item 2      Identity and Background

            (a)   Name:             Nieuport Pty Ltd

            (b)   Business          PO Box 332
                  Address:          GREENWOOD 6924
                                    WESTERN AUSTRALIA

            (c)   Principal
                  Business and      A wholly owned investment
                  Place of          subsidiary of Sun Resources NL
                  Organization:     incorporated in Australia

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

            (a)   Name:             Peter Woods, Company Director

            (b)   Business Address: PO Box 332
                                    GREENWOOD
                                    WESTERN AUSTRALIA 6924

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  And Address:      Company Secretary and Director of
                                    Nieuport Pty Ltd
                                    Same Address as Above

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            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      Australian


Item 3.     Source and Amount of Funds or Other Consideration

            Effective June 28, 2004, in a private placement by the Issuer, the Reporting Person exercised a warrant to purchase 335,000 Shares (the "Warrant") for $167,500. Prior to exercise, the Warrant was not exercisable if and to the extent that the Reporting Person would, by such exercise or otherwise, be the beneficial owner of more than 8.99% of the Shares. The Company waived that provision at the request of the Reporting Person.

Item 4.     Purpose of Transaction

            The Shares were acquired for investment purposes.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a) 1,005,000 Shares of Common Stock beneficially owned.

            (b) Number of Shares as to which there is sole power to vote - 1,005,000; shared power to direct the vote - 0; sole power to direct the disposition - 1,005,000; shared power to direct the disposition
            - 0.

            (c) See Item 3.

            (d) None.

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

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

Item 7.     Material to be filed as Exhibits

            None.

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


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NIEUPORT PTY LTD


Date: 28 June 2004                        By:/s/Peter Woods
                                             ---------------------------
                                             Peter Woods
                                             Director/Company Secretary

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